SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) Basis Results

BASIS OF PREPARATION

IFRS profit for long-term business broadly reflects the aggregate of results on a traditional accounting basis. By contrast, EEV is a way of measuring the value of the in-force life insurance business. The value of future new business is excluded from the embedded value. The EEV Principles provide consistent definitions of the components of EEV, a framework for setting assumptions and an approach to the underlying methodology and disclosures. Results prepared under the EEV Principles represent the present value of the shareholders' interest in the post-tax future profits (on a local statutory basis) expected to arise from the current book of long-term business, after sufficient allowance has been made for the aggregate risks in the business. The shareholders' interest in the Group's long-term business is the sum of the shareholders' total net worth and the value of in-force business.

For the purposes of preparing EEV basis results, insurance joint ventures and associates are included at the Group's proportionate share of their embedded value and not at their market value. Asset management and other non-insurance subsidiaries, joint ventures and associates are included in the EEV basis results at the Group's proportionate share of IFRS basis shareholders' equity, with central Group debt shown on a market value basis.

Key features of the Group's EEV methodology include:
-      Economic assumptions: The projected post-tax profits assume a level of future investment return and are discounted using a risk discount rate. Both the risk discount rate and the investment return assumptions are updated at each valuation date to reflect current market risk-free rates, such that changes in market risk-free rates impact all projected future cash flows. Risk-free rates, and hence investment return assumptions, are based on observable market data, with current market risk-free rates assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions. Different products will be sensitive to different assumptions, for example, spread-based products or products with guarantees are likely to benefit disproportionately from higher assumed investment returns.
-      Time value of financial options and guarantees: Explicit quantified allowances are made for the time value of financial options and guarantees (TVOG). The TVOG is determined by weighting the probability of outcomes across a large number of different economic scenarios and is typically less applicable to health and protection business that generally contains more limited financial options or guarantees.
-      Allowance for risk in the risk discount rates: Risk discount rates are set equal to the risk-free rate at the valuation date plus product-specific allowances for market and non-market risks. Risks that are explicitly captured elsewhere, such as via the TVOG, are not included in the risk discount rates. The allowance for market risk is based on a product-by-product assessment of the sensitivity of shareholder cash flows to varying market returns. This approach reflects the inherent market risk in each product group and results in lower risk discount rates for products where the majority of shareholder profit is uncorrelated to market risk and appropriately higher risk discount rates for products where there is greater market exposure for shareholders. For example, the major sources of shareholder profits for health and protection products are underwriting profits or fixed shareholder charges which are less sensitive to market risk. For unit-linked products where fund management charges fluctuate with the investment return a portion of the profits will typically be more sensitive to market risk compared to health and protection products due to the higher proportion of equity-type assets in the investment portfolio. The construct of UK-style with-profits funds in some business units reduce the market volatility of both policyholder and shareholder cash flows due to smoothed bonus declarations and for some markets the presence of an estate. The allowance for non-market risk comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate. At 30 June 2021, the total allowance for non-market risk is equivalent to a $(3.4) billion (full year 2020: $(3.2) billion) reduction, or around (8) per cent (full year 2020: (7) per cent) of the embedded value.

Following its classification as held for distribution, the US operations have been included at their estimated fair value at 30 June 2021. Further information is contained in note 4.

EEV RESULTS HIGHLIGHTS FOR CONTINUING OPERATIONS

	Half year 2021	Half year 2020
		AER		CER
	$m	$m	% change	$m	% change
	notes (i)(ii)	note (i)		note (i)
New business profitnote (v)	1,176	912	29%	939	25%
Annual premium equivalent (APE)note (v)	2,083	1,719*	21%	1,780*	17%
New business margin (APE) (%)	56%	53%	6%	53%	6%
Present value of new business premiums (PVNBP)	11,380	9,173	24%	9,498	20%

Operating free surplus generatednotes (iii)(v)	1,112	983*	13%	1,017*	9%

EEV operating profitnotes (iv)(v)	1,749	1,540	14%	1,578	11%
EEV operating profit, net of non-controlling interests	1,735	1,518	14%	1,556	12%
Operating return on average EEV shareholders' equity, net of non-controlling interests (%)	8%	8%

Closing EEV shareholders' equity, net of non-controlling interests	43,162	35,399	22%	35,988	20%
Closing EEV shareholders' equity, net of non-controlling interests per share (in cents)	1,650¢	1,357¢	22%	1,379¢	20%
* Re-presented to include amounts relating to Africa.

Notes
(i)    The results above are for the Group's continuing operations only, excluding results from the US operations which were classified as discontinued operations at 30 June 2021. The 2020 comparative results have been re-presented accordingly. Further information is provided in note D1.2 of the IFRS financial statements.
(ii)   The Group has changed its operating segments from 2021, as discussed in note B1.3 of the IFRS financial statements, with Africa operations included in long-term business.
(iii)  Operating free surplus generated is for long-term and asset management businesses only, before restructuring and IFRS 17 implementation costs, centrally incurred costs and eliminations.
(iv)  Group EEV operating profit is stated after central expenditure, restructuring and IFRS 17 implementation costs.
(v)   Segment results are before deducting the amounts attributable to non-controlling interests. This presentation is applied consistently throughout this document.

MOVEMENT IN GROUP EEV SHAREHOLDERS' EQUITY

		2021 $m				2020 $m
		Half year				Half year	Full year
		Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total	Group total
	Note			note (i)		note (i)	note (i)
Continuing operations:
New business profit	1	1,176			1,176	912	2,201
Profit from in-force long-term business	2	857			857	993	1,926
Long-term business		2,033			2,033	1,905	4,127
Asset management		147			147	126	253
Operating profit from long-term and asset management businesses		2,180			2,180	2,031	4,380
Other income and expenditure	4	-	(359)		(359)	(398)	(826)
Operating profit (loss) before restructuring and IFRS 17 implementation costs		2,180	(359)		1,821	1,633	3,554
Restructuring and IFRS 17 implementation costs		(28)	(44)		(72)	(93)	(153)
Operating profit (loss) for the period		2,152	(403)		1,749	1,540	3,401
Short-term fluctuations in investment returns	2	(866)	(4)		(870)	795	1,937
Effect of changes in economic assumptions	2	914	-		914	(3,926)	(996)
Loss attaching to corporate transactions	2	-	(56)		(56)	-	(121)
Mark-to-market value movements on core structural borrowings	5	-	170		170	41	(247)
Non-operating profit (loss)		48	110		158	(3,090)	573
Profit (loss) for the period from continuing operations		2,200	(293)		1,907	(1,550)	3,974
Loss for the period from discontinued US operationsnote (i)		-	-	(10,319)	(10,319)	(3,252)	(3,941)
Profit (loss) for the period		2,200	(293)	(10,319)	(8,412)	(4,802)	33
Non-controlling interests share of profit from continuing operations		(20)	-	-	(20)	(22)	(10)
Non-controlling interests share of loss from discontinued US operations		-	-	1,145	1,145	-	130
Profit (loss) for the period attributable to equity holders of the Company		2,180	(293)	(9,174)	(7,287)	(4,824)	153
Equity items from continuing operations:
Foreign exchange movements on operations		(465)	40	-	(425)	(513)	563
Intra-group dividends and investment in operationsnote (ii)		(935)	935	-	-	-	-
External dividends		-	(283)	-	(283)	(674)	(814)
Other movementsnote (iii)		10	47	-	57	(211)	(156)
Equity items from discontinued US operations net of non-controlling interestnote (iv)		-	-	(240)	(240)	453	(450)
Net increase (decrease) in shareholders' equity		790	446	(9,414)	(8,178)	(5,769)	(704)
Shareholders' equity at beginning of period		44,317	(2,391)	12,081	54,007	54,711	54,711
Shareholders' equity at end of period		45,107	(1,945)	2,667	45,829	48,942	54,007

Contribution to Group EEV:
At end of period:
Continuing operations:
Long-term business	2	43,682	-	-	43,682	35,998	42,861
Asset management and other	4	637	(1,945)	-	(1,308)	(1,399)	(1,756)
Shareholders' equity, excluding goodwill attributable to equity holders		44,319	(1,945)	-	42,374	34,599	41,105
Goodwill attributable to equity holders		788	-	-	788	800	821
Total continuing operations		45,107	(1,945)	-	43,162	35,399	41,926
Discontinued US operations				2,667	2,667	13,543	12,081
Shareholders' equity at end of period	6	45,107	(1,945)	2,667	45,829	48,942	54,007

At beginning of period:
Continuing operations:
Long-term business	2	42,861	-	-	42,861	37,902	37,902
Asset management and other	4	635	(2,391)	-	(1,756)	(355)	(355)
Shareholders' equity, excluding goodwill attributable to equity holders		43,496	(2,391)	-	41,105	37,547	37,547
Goodwill attributable to equity holders		821	-	-	821	822	822
Total continuing operations		44,317	(2,391)	-	41,926	38,369	38,369
Discontinued US operations		-	-	12,081	12,081	16,342	16,342
Shareholders' equity at beginning of period	6	44,317	(2,391)	12,081	54,007	54,711	54,711

	2021 $m				2020 $m
	Half year				Half year	Full year
EEV shareholders' equity per share (in cents)note (v)	Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total	Group total
			note (i)		note (i)	note (i)
At end of period:
Continuing operations:
Based on shareholders' equity, net of goodwill attributable to equity holders	1,694¢	(74)¢	-	1,620¢	1,326¢	1,576¢
Based on shareholders' equity at end of period	1,724¢	(74)¢	-	1,650¢	1,357¢	1,607¢
Discontinued US operations	-	-	102¢	102¢	519¢	463¢
Group total	1,724¢	(74)¢	102¢	1,752¢	1,876¢	2,070¢

At beginning of period:
Continuing operations:
Based on shareholders' equity, net of goodwill attributable to equity holders	1,668¢	(92)¢	-	1,576¢	1,444¢	1,444¢
Based on shareholders' equity at beginning of period	1,699¢	(92)¢	-	1,607¢	1,475¢	1,475¢
Discontinued US operations	-	-	463¢	463¢	628¢	628¢
Group total	1,699¢	(92)¢	463¢	2,070¢	2,103¢	2,103¢

EEV basis basic earnings per sharenote (vi)	2021			2020
	Half year			Half year	Full year
	Before non- controlling interests	After non- controlling interests	Basic earnings per share	Basic earnings per share	Basic earnings per share
	$m	$m	cents	cents	cents
Based on operating profit from continuing operations, after non-controlling interests	1,749	1,735	66.7¢	58.5¢	130.6¢
Based on profit (loss) for the period attributable to equity holders of the Company:
From continuing operations	1,907	1,887	72.5¢	(60.6)¢	152.6¢
From discontinued US operations	(10,319)	(9,174)	(352.7)¢	(125.2)¢	(146.7)¢
	(8,412)	(7,287)	(280.2)¢	(185.8)¢	5.9¢

Notes
(i)    Discontinued operations relate to the Group's US operations which were held for distribution at 30 June 2021 and are included within the Group's EEV results at fair value, consistent with IFRS. Further information is provided in note D1.2 of the IFRS financial statements. The 2020 comparative results have been re-presented to show these operations as discontinued accordingly.
(ii)   Intra-group dividends represent dividends that have been declared in the period. Investment in operations reflects movements in share capital.
(iii)  Other movements include reserve movements in respect of share capital subscribed, share-based payments, treasury shares and intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.
(iv)  Equity items from discontinued US operations include mark-to-market value movements on assets backing net worth of $(240) million for half year 2021 (half year 2020: $317 million; full year 2020: $552 million). In addition, full year 2020 included a charge of $(1,112) million relating to the day one impact of the equity investment by Athene into the US business in July 2020.
(v)   Based on the number of issued shares at 30 June 2021 of 2,616 million shares (30 June 2020: 2,609 million shares; 31 December 2020: 2,609 million shares).
(vi)  Based on weighted average number of issued shares of 2,601 million shares in half year 2021 (half year 2020: 2,596 million shares; full year 2020: 2,597 million shares).

MOVEMENT IN GROUP FREE SURPLUS

For long-term business, free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (total net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to total net worth so that backing assets are included at market value, rather than at cost, to comply with the EEV Principles. In general, assets deemed to be inadmissible on a local regulatory basis are included in total net worth where considered recognisable on an EEV basis.

Free surplus for asset management and other non-insurance operations (including the Group's central operations) is taken to be IFRS basis shareholders' equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. The Group-wide Supervision (GWS) Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are treated as capital resources for the purpose of free surplus at 30 June 2021.

A reconciliation of EEV free surplus to the GWS shareholder capital surplus over group minimum capital requirements is set out in note I(i) of the additional financial information. Further information is provided in note 4 and note 5.

		2021 $m				2020 $m
		Half year				Half year	Full year
		Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total	Group total
	Note			note (i)		note (i)	note (i)
Continuing operations:
Expected transfer from in-force business		1,165			1,165	1,009	1,878
Expected return on existing free surplus		84			84	52	101
Changes in operating assumptions and experience variances		35			35	94	215
Operating free surplus generated from in-force long-term business	2	1,284			1,284	1,155	2,194
Investment in new businessnote (ii)	2	(319)			(319)	(298)	(559)
Long-term business		965			965	857	1,635
Asset management		147			147	126	253
Operating free surplus generated from long-term and asset management businesses		1,112			1,112	983	1,888
Other income and expenditure	4	-	(359)		(359)	(398)	(826)
Operating free surplus generated before restructuring and IFRS 17 implementation costs		1,112	(359)		753	585	1,062
Restructuring and IFRS 17 implementation costs		(26)	(44)		(70)	(93)	(147)
Operating free surplus generated		1,086	(403)		683	492	915
Non-operating free surplus generatednote (iii)		141	(60)		81	(555)	316
Free surplus generated from continuing operations		1,227	(463)		764	(63)	1,231
Free surplus generated from discontinued US operationsnote (i)		-	-	1,303	1,303	1,167	(998)
Free surplus generated for the period		1,227	(463)	1,303	2,067	1,104	233
Equity items from continuing operations:
Net cash flows paid to parent companynote (iv)		(1,035)	1,035	-	-	-	-
External dividends		-	(283)	-	(283)	(674)	(814)
Foreign exchange movements on operations		(69)	40	-	(29)	(126)	136
Other movements and timing differences		110	(53)	-	57	(189)	(158)
Treatment of grandfathered debt instruments under the GWS Framework	4	-	1,995	-	1,995	-	-
Equity items from discontinued US operationsnote (v)		-	-	(270)	(270)	453	751
Net movement in free surplus*		233	2,271	1,033	3,537	568	148
Change in amounts attributable to non-controlling interests		(13)	-	(115)	(128)	(22)	209
Balance at beginning of period		5,983	2,361	1,749	10,093	9,736	9,736
Balance at end of period		6,203	4,632	2,667	13,502	10,282	10,093
Representing:
Free surplus excluding distribution rights and other intangibles		5,210	1,710	2,667	9,587	6,379	6,068
Distribution rights and other intangibles		993	2,922	-	3,915	3,903	4,025
		6,203	4,632	2,667	13,502	10,282	10,093
* Before amounts attributable to non-controlling interests.

Contribution to Group free surplus:		2021 $m				2020 $m
		30 Jun				30 Jun	31 Dec
		Insurance and asset management operations	Other (central) operations	Discontinued US operations	Group total	Group total	Group total
	Note			note (i)		note (i)	note (i)
At end of period:
Continuing operations:
Long-term business	2	5,566	-	-	5,566	3,817	5,348
Asset management and other	4	637	4,632	-	5,269	3,068	2,996
Total continuing operations		6,203	4,632	-	10,835	6,885	8,344
Discontinued US operations		-	-	2,667	2,667	3,397	1,749
Free surplus at end of period		6,203	4,632	2,667	13,502	10,282	10,093

At beginning of period:
Long-term business	2	5,348	-	-	5,348	3,736	3,683
Asset management and other	4	635	2,361	-	2,996	4,223	4,276
Total continuing operations		5,983	2,361	-	8,344	7,959	7,959
Discontinued US operations		-	-	1,749	1,749	1,777	1,777
Free surplus at beginning of period		5,983	2,361	1,749	10,093	9,736	9,736

Notes
(i)    Discontinued operations relate to the Group's US operations which were held for distribution at 30 June 2021 and are included within the Group's free surplus at fair value, consistent with IFRS. Further information is provided in note D1.2 of the IFRS financial statements. The free surplus generated of $1,303 million for half year 2021 represents the net effect of the result for the period and the adjustment to reflect the fair value at 30 June 2021. It is not representative of the capital generation in the period for the US operations. The 2020 comparative results have been re-presented to show these operations as discontinued accordingly.
(ii)   Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(iii)  Non-operating free surplus generation in full year 2020 included a reinsurance commission of $770 million received as part of a reinsurance transaction undertaken by our business in Hong Kong as described in note D1.1 of the IFRS financial statements. During half year 2021, the treaty resulted in $(37) million being due to the reinsurer for surpluses arising on the policies being reinsured, which is included within non-operating free surplus generation. The surpluses generated from the underlying in-force reinsured policies continue to be recognised as operating free surplus generated. Non-operating free surplus generated for other operations represents the post-tax IFRS basis short-term fluctuations in investment returns and gain or loss on corporate transactions for other entities.
(iv)  Net cash flows to parent company reflect the cash remittances as included in the holding company cash flow at transaction rates. The difference to the intra-group dividends and investment in operations in the movement in EEV shareholders' equity primarily relates to intra-group loans, foreign exchange and other non-cash items.
(v)   Equity items from discontinued US operations include the mark-to-market value movements on assets backing net worth of $(270) million for half year 2021 (half year 2020: $317 million; full year 2020: $552 million). In addition, full year 2020 included a credit of $63 million relating to the day one impact of the equity investment by Athene into the US business in July 2020.

NOTES ON THE EEV BASIS RESULTS

1   Analysis of new business profit and EEV for long-term business operations

	Half year 2021
	New business profit (NBP)note	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
China JV	228	448	2,038	51%	11%	3,049
Hong Kong	306	253	1,991	121%	15%	20,951
Indonesia	57	117	485	49%	12%	2,350
Malaysia	113	211	992	54%	11%	3,814
Singapore	215	379	2,940	57%	7%	7,917
Growth markets and other	257	675	2,934	38%	9%	5,601
Total continuing long-term operations	1,176	2,083	11,380	56%	10%	43,682

	Half year 2020 (AER)
	New business profit (NBP)note	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
China JV	127	319	1,479	40%	9%	2,232
Hong Kong	353	388	2,671	91%	13%	16,531
Indonesia	68	123	494	55%	14%	2,504
Malaysia	69	123	688	56%	10%	3,497
Singapore	123	229	1,695	54%	7%	7,093
Growth markets and other	172	537*	2,146	32%	8%	4,141*
Total continuing long-term operations	912	1,719	9,173	53%	10%	35,998
* Restated to include amounts relating to Africa.

	Half year 2020 (CER)
	New business profit (NBP)note	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
China JV	138	347	1,608	40%	9%	2,443
Hong Kong	353	388	2,671	91%	13%	16,498
Indonesia	69	125	505	55%	14%	2,467
Malaysia	71	127	714	56%	10%	3,609
Singapore	130	240	1,779	54%	7%	7,362
Growth markets and other	178	553*	2,221	32%	8%	4,184*
Total continuing long-term operations	939	1,780	9,498	53%	10%	36,563
* Restated to include amounts relating to Africa.

	Full year 2020 (AER)
	New business profit (NBP)	Annual premium equivalent (APE)	Present value of new business premiums (PVNBP)	New business margin (APE)	New business margin (PVNBP)	Closing EEV shareholders' equity, excluding goodwill
	$m	$m	$m	%	%	$m
China JV	269	582	2,705	46%	10%	2,798
Hong Kong	787	758	5,095	104%	15%	20,156
Indonesia	155	267	1,154	58%	13%	2,630
Malaysia	209	346	2,023	60%	10%	4,142
Singapore	341	610	5,354	56%	6%	8,160
Growth markets and other	440	1,245*	5,256	35%	8%	4,975*
Total continuing long-term operations	2,201	3,808	21,587	58%	10%	42,861
* Restated to include amounts relating to Africa.

Note
The movement in new business profit from continuing long-term operations is analysed as follows:

$m
Half year 2020 new business profit	912
Foreign exchange movement	27
Sales volume	160
Effect of changes in interest rates and other economic assumptions	26
Business mix, product mix and other items	51
Half year 2021 new business profit	1,176

2   Analysis of movement in net worth and value of in-force business for long-term business operations

	2021 $m					2020 $m
	Half year					Half year	Full year
Continuing operations:	Free surplus	Required capital	Net worth	Value of in-force business	Embedded value	Embedded value	Embedded value
					note (i)		note (i)
Balance at beginning of period	5,348	3,445	8,793	34,068	42,861	37,902	37,902
New business contribution	(319)	85	(234)	1,410	1,176	912	2,201
Existing business - transfer to net worth	1,165	(121)	1,044	(1,044)	-	-	-
Expected return on existing businessnote (ii)	84	36	120	764	884	753	1,401
Changes in operating assumptions, experience variances and other itemsnote (iii)	35	(16)	19	(46)	(27)	240	525
Operating profit before restructuring and IFRS 17 implementation costs	965	(16)	949	1,084	2,033	1,905	4,127
Restructuring and IFRS 17 implementation costs	(24)	-	(24)	(2)	(26)	(10)	(69)
Operating profit	941	(16)	925	1,082	2,007	1,895	4,058
Non-operating profit (loss)note (iv)	141	(174)	(33)	81	48	(3,161)	822
Profit (loss) for the period	1,082	(190)	892	1,163	2,055	(1,266)	4,880
Non-controlling interests share of (profit) loss	(7)	(2)	(9)	(5)	(14)	-	1
Profit (loss) for the period attributable to equity holders of the Company	1,075	(192)	883	1,158	2,041	(1,266)	4,881
Foreign exchange movements	(60)	(40)	(100)	(323)	(423)	(508)	542
Intra-group dividends and investment in operations	(807)	-	(807)	-	(807)	(228)	(567)
Other movementsnote (v)	10	-	10	-	10	98	103
Balance at end of period from continuing operationsnote (i)	5,566	3,213	8,779	34,903	43,682	35,998	42,861

Notes
(i)    The total embedded value for continuing long-term business operations at the end of each period show below, excluding goodwill attributable to equity holders, can be analysed further as follows:

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Value of in-force business before deduction of cost of capital and time value of options and guarantees	36,362	30,383	36,729
Cost of capital	(740)	(998)	(749)
Time value of options and guarantees*	(719)	(449)	(1,912)
Net value of in-force business	34,903	28,936	34,068
Free surplus	5,566	3,817	5,348
Required capital	3,213	3,245	3,445
Net worth	8,779	7,062	8,793
Embedded value from continuing operations	43,682	35,998	42,861
* The time value of options and guarantees (TVOG) arises from the variability of economic outcomes in the future and is, where appropriate, calculated as the difference between an average outcome across a range of economic scenarios, calibrated around a central scenario, and the outcome from the central economic scenario, as described in note 7(i)(d). At 30 June 2021, the TVOG for continuing operations is $(719) million, with the substantial majority arising in Hong Kong. The TVOG has decreased since 31 December 2020 reflecting the generally higher government bond yields at 30 June 2021 which mean guarantees are less likely to be in-the-money. The TVOG reflects the variability of guaranteed benefit pay-outs across the range of economic scenarios around interest rates at the valuation date and represents some of the market risk for the key products in Hong Kong. As this market risk is explicitly allowed for via the TVOG, no further adjustment is made for this within the EEV risk discount rate, as described in note 7(i)(h). The magnitude of the TVOG at 30 June 2021 would be approximately equivalent to a 10 basis point (full year 2020: 30 basis point) increase in the weighted average risk discount rate which has increased 60 basis points since 31 December 2020.

(ii)   The expected return on existing business reflects the effect of changes in economic and operating assumptions in the current period, as described in note 7(ii)(c). The movement in this amount compared to the prior period from continuing long-term operations is analysed as follows:
$m
Half year 2020 expected return on existing business	753
Foreign exchange movement	19
Effect of changes in interest rates and other economic assumptions	87
Growth in opening value of in-force business and other items	25
Half year 2021 expected return on existing business	884

(iii)  The effect of changes in operating assumptions was $37 million in the first half of 2021 (half year 2020: $118 million; full year 2020: $390 million from continuing operations) representing a number of individually small items including tax changes arising in the period. Experience variances and other items of $(64) million (half year 2020: $122 million; full year 2020: $135 million from continuing operations) has been driven primarily by increased ecosystem and other investment spend and short-term persistency impacts linked to Covid-19-related impacts. Half year 2021 saw a more normalised level of medical reimbursement compared to 2020, when claims were more significantly reduced by customers either not seeking or deferring insured treatments. There have also been higher Covid-19-related claims in Indonesia.

(iv)  The EEV non-operating profit (loss) from continuing long-term operations can be summarised as follows:
	2021 $m	2020 $m
	Half year	Half year	Full year
Short-term fluctuations in investment returnsnote (a)	(866)	765	1,909
Effect of change in economic assumptionsnote (b)	914	(3,926)	(996)
Loss attaching to corporate transactionsnote (c)	-	-	(91)
Non-operating profit (loss) from continuing operations	48	(3,161)	822

(a)  The charge of $(866) million in short-term fluctuations in investment returns mainly reflects lower than expected bond returns in a number of markets.
(b)  The credit for effect of change in economic assumptions of $914 million primarily arises from increases in long-term interest rates, resulting in higher assumed fund earned rates that impact projected future cash flows across many of the local business units, partially offset by the effect of higher risk discount rates.
(c)  Loss attaching to corporate transactions of $(91) million at full year 2020 represents loss from the reinsurance transaction undertaken by our business in Hong Kong described in note D1.1 of the IFRS financial statements.

(v)   Other movements include reserve movements in respect of share capital subscribed, share-based payments, treasury shares, intra-group loans and other intra-group transfers between operations that have no overall effect on the Group's shareholders' equity.

3    Sensitivity of results for long-term business operations to alternative economic assumptions

The tables below show the sensitivity of the embedded value and the new business profit for continuing long-term business operations to:

-
1 per cent and 2 per cent increases in interest rates and 0.5 per cent decrease in interest rates. This allows for consequential changes in the assumed investment returns for all asset classes, market values of fixed interest assets, local statutory reserves, capital requirements and risk discount rates (but excludes changes in the allowance for market risk);
-
1 per cent rise in equity and property yields;
-
1 per cent and 2 per cent increases in the risk discount rates. The main driver for changes in the risk discount rates from period to period is changes in interest rates, the impact of which is expected to be partially offset by a corresponding change in assumed investment returns, the effect of which is not included in the risk discount rate sensitivities. The impact of higher investment returns can be approximated as the difference between the sensitivity to increases in interest rates and the sensitivity to increases in risk discount rates;
-
20 per cent fall in the market value of equity and property assets (embedded value only); and
-
Holding the group minimum capital requirements under the GWS Framework in contrast to EEV basis required capital (embedded value only). This reduces the level of capital and therefore the level of charge deducted from the embedded value for the cost of locked-in required capital. This has the effect of increasing EEV.

The sensitivities shown below are for the impact of instantaneous and permanent changes (with no trending or mean reversion) on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets (including derivatives) held at the valuation dates indicated. The results only allow for limited management actions, such as changes to future policyholder bonuses, where applicable. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown below. In this case, management could also take additional actions to help mitigate the impact of these stresses. No change in the mix of the asset portfolio held at the valuation date is assumed when calculating sensitivities, while changes in the market value of those assets are recognised. The sensitivity impacts are expected to be non-linear. To aid understanding of this non linearity, impacts of both a 1 per cent and 2 per cent increase to interest rates and risk discount rates are shown.

If the changes in assumptions shown in the sensitivities were to occur, the effects shown below would be recorded within two components of the profit analysis for the following period, namely the effect of changes in economic assumptions and short-term fluctuations in investment returns. In addition to the sensitivity effects shown below, the other components of the profit for the following period would be calculated by reference to the altered assumptions, for example new business profit and expected return on existing business.

New business profit from continuing long-term business

	Half year 2021* $m	Full year 2020 $m
New business profit	1,176	2,201
Interest rates and consequential effects - 2% increase	59	107
Interest rates and consequential effects - 1% increase	42	78
Interest rates and consequential effects - 0.5% decrease	(41)	(98)
Equity/property yields - 1% rise	73	140
Risk discount rates - 2% increase	(323)	(626)
Risk discount rates - 1% increase	(185)	(372)
* Half year 2021 new business profit includes Africa operations following the change in the Group's operating segments in 2021. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

Embedded value of continuing long-term business

	30 Jun 2021* $m	31 Dec 2020 $m
Embedded value	43,682	42,861
Interest rates and consequential effects - 2% increase	(4,477)	(3,589)
Interest rates and consequential effects - 1% increase	(1,986)	(1,429)
Interest rates and consequential effects - 0.5% decrease	(84)	177
Equity/property yields - 1% rise	1,725	1,949
Equity/property market values - 20% fall	(1,879)	(1,912)
Risk discount rates - 2% increase	(9,403)	(9,225)
Risk discount rates - 1% increase	(5,307)	(5,286)
Group minimum capital requirements	155	150
* Embedded value includes Africa operations following the change in the Group's operating segments in 2021. In the context of the Group, Africa's results are not materially impacted by the above sensitivities.

Overall, the new business profit sensitivities at 30 June 2021 are in line with those at 31 December 2020 after allowing for the level of new business profit at a half year compared to a full year.

The interest rate sensitivities illustrate the impact of using different economic assumptions within our EEV framework. At the current and higher interest rates at 30 June 2021 there is a reduced benefit from further increases in investment returns compared to 31 December 2020 as guarantees written to policyholders are less likely to be in-the-money at current levels. This contrasts with the adverse effect of higher risk discount rates which tends to be more stable from period to period all other things being equal. For a 1 per cent increase in assumed interest rates the net $(1,986) million negative effect comprises a $(5,307) million negative impact of increasing the risk discount rate by 1 per cent, partially offset by a $3,321 million benefit from assuming 1 per cent higher investment returns. Similarly, for a 2 per cent increase in assumed interest rates the net $(4,477) million negative effect comprises a $(9,403) million negative impact of increasing the risk discount rates by 2 per cent, partially offset by a $4,926 million benefit from higher assumed investment returns. Finally, for a 0.5 per cent decrease in assumed interest rates, there would be a net $(84) million negative effect from the 0.5 per cent reduction in investment returns, leading to guarantees becoming more likely to be in-the-money, being partially offset by the reduction in assumed discount rates. These offsetting impacts are sensitive to economics and the net impact can therefore change from period to period depending on the current level of interest rates. For a 1 per cent increase in the assumed Asia equity risk premium and property risk premium the embedded value would increase by $1,725 million.

In order to illustrate the impact of varying specific economic assumptions, all other assumptions are held constant in the sensitivities above and therefore, the actual changes in embedded value were these economic effects to materialise may differ from the sensitivities shown. For example, if interest rates increased by 1 per cent, as well as changes to the risk-free rate, market risk allowances would likely be increased within the risk discount rate, leading to a reduction of $(2,550) million (compared to the $(1,986) million impact shown above). However, if interest rates actually decreased by 0.5 per cent, it would lead to a $202 million increase (compared to the $(84) million impact shown above).

4    EEV basis results for other operations

EEV basis other income and expenditure represents the post-tax IFRS basis results for other operations (before restructuring and IFRS 17 implementation costs), together with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the continuing covered business, as shown in the table below. It mainly includes interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that is not recharged/allocated to the insurance operations.

In line with the EEV Principles, the allowance for the future costs of internal asset management services within the EEV basis results for long-term insurance operations excludes the projected future profits or losses generated by any non-insurance entities within the Group in providing those services (ie the EEV for long-term insurance operations assumes that the cost of internal asset management services will be that incurred by the Group as a whole, not the cost that will be borne by the insurance business). The results of the Group's asset management operations include the current period profit from the management of both internal and external funds, consistent with their presentation within the Group's IFRS basis reporting. An adjustment is accordingly made to Group EEV operating profit, within the EEV basis results for other operations, to deduct the expected profit anticipated to arise in the current period in the opening value of in-force business from internal asset management services, such that Group EEV operating profit includes the actual profit earned in respect of the management of these assets.

Any costs incurred within the head office functions in London and Hong Kong that are attributable to the long-term insurance (covered) business are recharged/allocated to the insurance operations and recorded within the results for those operations. The assumed future expenses within the value of in-force business for long-term insurance operations allow for amounts expected to be recharged/allocated by the head office functions. Other costs that are not recharged/allocated to the insurance operations are shown as part of other income and expenditure for the current period, and are not included within the projection of future expenses for in-force insurance business.

	2021 $m	2020 $m
	Half year	Half year	Full year
IFRS basis other income and expenditure*	(321)	(346)	(743)
Tax effects on IFRS basis results	-	(17)	(15)
Less: unwind of expected profit on internal management of the assets of continuing long-term business	(38)	(35)	(68)
EEV basis other income and expenditure	(359)	(398)	(826)
* As recorded in note B1.1 of the IFRS financial statements.

The EEV basis shareholders' equity for other operations is taken to be IFRS basis shareholders' equity, with central Group debt shown on a market value basis. Free surplus for other operations is taken to be IFRS basis shareholders' equity, net of goodwill attributable to equity holders, with central Group debt recorded as free surplus to the extent that it is classified as capital resources under the Group's capital regime. Under the GWS Framework, all debt instruments issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as capital resources.

Shareholders' equity for other operations can be compared across metrics as shown in the table below.

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
IFRS basis shareholders' equity*	(1,320)	(1,458)	(1,596)
Mark-to-market value adjustment on central borrowingsnote 5	(625)	(479)	(795)
EEV basis shareholders' equity	(1,945)	(1,937)	(2,391)
Debt instruments treated as capital resources	6,577	4,467	4,752
Free surplus	4,632	2,530	2,361
* As recorded in note C1 of the IFRS financial statements.

Treatment of US operations following planned demerger
Following its classification as held for distribution, the Group's interest in US operations has been written down to its estimated fair value at 30 June 2021. The fair value has been determined with reference to a valuation range determined by considering publicly available information on listed equities of similar profile to Jackson in the US market. As Jackson is an unlisted entity, the fair value of the Group's interest is inherently uncertain. On completion of the proposed demerger Jackson will become a separately listed entity and its market value will become directly observable, which may differ from the current estimate.

On completion of the proposed demerger the Group's pre-demerger interest in Jackson will be remeasured to its observable fair value at that date, with any remeasurement gain or loss recognised in the results of discontinued operations. At the same time, the fair value of the interest in Jackson distributed to the Group's shareholders will be recognised directly as a reduction in Group equity. The Group intends to retain a 19.9 per cent voting interest (19.7 per cent economic interest) of Jackson post the demerger. This will be measured at fair value within the EEV results going forward.

5    Net core structural borrowings of shareholder-financed businesses

	2021 $m			2020 $m
	30 Jun			30 Jun			31 Dec
	IFRS basis	Mark-to- market value adjustment	EEV basis at market value	IFRS basis	Mark-to- market value adjustment	EEV basis at market value	IFRS basis	Mark-to- market value adjustment	EEV basis at market value
	note (ii)	note (iii)		note (ii)	note (iii)		note (ii)	note (iii)
Holding company cash and short-term investmentsnote (i)	(1,393)	-	(1,393)	(1,907)	-	(1,907)	(1,463)	-	(1,463)
Central borrowings:
Subordinated debt	4,342	340	4,682	4,271	196	4,467	4,332	420	4,752
Senior debt	1,712	285	1,997	1,628	283	1,911	1,701	375	2,076
Bank loan	350	-	350	350	-	350	350	-	350
Total central borrowings	6,404	625	7,029	6,249	479	6,728	6,383	795	7,178
Total net central funds from continuing operations	5,011	625	5,636	4,342	479	4,821	4,920	795	5,715
Discontinued US operations - Jackson Surplus Notes				250	109	359	250	90	340
Net core structural borrowings of shareholder-financed businesses				4,592	588	5,180	5,170	885	6,055

Notes
(i)    Holding company includes centrally managed group holding companies.
(ii)   As recorded in note C5.1 of the IFRS financial statements.
(iii)  The movement in the value of core structural borrowings includes foreign exchange effects for pounds sterling denominated debts. The movement in the mark-to-market value adjustment can be analysed as follows:

	2021 $m	2020 $m
	Half year	Half year	Full year
Mark-to-market value adjustment at beginning of period	885	633	633
Mark-to-market value adjustment on Jackson Surplus Notes reclassified as held for distribution	(90)	24	5
(Credit) charge included in the income statement from continuing operations	(170)	(41)	247
Other movements	-	(28)	-
Mark-to-market value adjustment at end of period	625	588	885

6    Comparison of EEV basis shareholders' equity with IFRS basis shareholders' equity

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Assets less liabilities before deduction of insurance funds	157,414	371,825	421,987
Less insurance funds (including liabilities in respect of insurance products classified as investment contracts under IFRS 4):
Policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits fundsnote	(141,191)	(352,518)	(399,868)
Shareholders' accrued interest in the long-term business	30,116	29,832	33,129
	(111,075)	(322,686)	(366,739)
Less non-controlling interests	(510)	(197)	(1,241)
Total net assets attributable to equity holders of the Company	45,829	48,942	54,007

Share capital	173	172	173
Share premium	2,645	2,635	2,637
IFRS basis shareholders' reserves	12,895	16,303	18,068
IFRS basis shareholders' equity, net of non-controlling interests	15,713	19,110	20,878
Shareholders' accrued interest in the long-term business	30,116	29,832	33,129
EEV basis shareholders' equity, net of non-controlling interests	45,829	48,942	54,007

Analysed as:
Continuing operations	43,162	35,399	41,926
Discontinued US operations	2,667	13,543	12,081
EEV basis shareholders' equity, net of non-controlling interests	45,829	48,942	54,007

Note
The half year 2021 policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds exclude US operations' policyholder liabilities following its classification as held for distribution and write down to its estimated fair value at 30 June 2021 which is consistent with the fair value recognised on IFRS basis. The half year 2020 and full year 2020 policyholder liabilities (net of reinsurers' share) and unallocated surplus of with-profits funds included amounts relating to US operations.

7    Methodology and accounting presentation

The methodology and accounting presentation below are stated for the Group's continuing business operations only. Following its classification as discontinued operations, the Group's US operations are no longer included in covered business with comparatives being re-presented. Methodology applied for the discontinued US operations in the comparative results is provided in note 8 of the Group's EEV financial statements for the year ended 31 December 2020.

(i)    Methodology

(a)   Covered business
The EEV basis results for the Group's continuing operations are prepared for 'covered business' as defined by the EEV Principles. Covered business represents the Group's long-term insurance business (including the Group's investments in joint venture and associate insurance operations), for which the value of new and in-force contracts is attributable to shareholders. The definition of long-term insurance business comprises those contracts falling under the definition for regulatory purposes. Africa operations are included within the covered business from 2021 following the change in the Group's operating segments. Further details on the Group's segments are provided in note B1.3 of the IFRS basis results. The amounts are shown within the continuing insurance segment for all periods.

The EEV basis results for the Group's covered business are then combined with the post-tax IFRS basis results of the Group's asset management and other operations (including interest costs on core structural borrowings and corporate expenditure for head office functions in London and Hong Kong that is not recharged/allocated to the insurance operations), with an adjustment to deduct the unwind of expected margins on the internal management of the assets of the covered business. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note (g) below.

(b)   Valuation of in-force and new business
The EEV basis results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, persistency, mortality, morbidity and expenses, as described in note 8(iii). These assumptions are used to project future cash flows. The present value of the projected future cash flows is then calculated using a discount rate, as shown in note 8(i), which reflects both the time value of money and all other non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

The total profit that emerges over the lifetime of an individual contract as calculated under the EEV basis is the same as that calculated under the IFRS basis. Since the EEV basis reflects discounted future cash flows, under the EEV methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing regular and single premium business as set out in the Group's new business sales reporting.

New business premiums reflect those premiums attaching to the covered business, including premiums for contracts classified as investment contracts under IFRS 4. New business premiums for regular premium products are shown on an annualised basis.

New business profit represents profit determined by applying operating and economic assumptions as at the end of the period. New business profitability is a key metric for the Group's management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalent (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums on new business written in the period and one-tenth of single premiums. PVNBP is calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions made in determining the EEV new business profit.

Valuation movements on investments
Investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit or loss for the period and shareholders' equity as they arise.

The results for the covered business conceptually reflect the aggregate of the post-tax IFRS basis results and the movements in the additional shareholders' interest recognised on an EEV basis. Therefore, the starting point for the calculation of the EEV basis results reflects the market value movements recognised on an IFRS basis.

(c)   Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's long-term business. The cost is the difference between the nominal value of the capital held and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The EEV results are affected by the movement in this cost from period to period, which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets within the fund is already adjusted to reflect its expected release over time and so no further adjustment to the shareholder position is necessary.

(d)   Financial options and guarantees
Nature of financial options and guarantees
Participating products, principally written in Hong Kong, Singapore and Malaysia, have both guaranteed and non-guaranteed elements. These products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses: regular and final. Regular bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular products. Final bonuses are guaranteed only until the next bonus declaration.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that typically accrue at rates set at inception and do not vary subsequently with market conditions. Similar to participating products, the policyholder charges incorporate an allowance for the cost of providing these guarantees, which, for certain whole-of-life products in Hong Kong, remains constant throughout varying economic conditions, rather than reducing as the economic environment improves and vice versa.

Time value
The value of financial options and guarantees comprises the intrinsic value (arising from a deterministic valuation on best estimate assumptions) and the time value (arising from the variability of economic outcomes in the future).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of financial options and guarantees. The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, such as separate modelling of individual asset classes with an allowance for correlations between various asset classes. Details of the key characteristics of each model are given in note 8(ii).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of regular and final bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions. In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options available to management.

(e)   Level of required capital
In adopting the EEV Principles, Prudential has based required capital on the applicable local statutory regulations, including any amounts considered to be required above the local statutory minimum requirements to satisfy regulatory constraints.

For shareholder-backed businesses, the level of required capital has been set to an amount at least equal to local statutory notification requirements:

-
For China JV life operations, the level of required capital follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA) reflecting the C-ROSS regime; and
-
For Singapore life operations, from 31 March 2020 the level of net worth and required capital is based on the Tier 1 Capital position under the new risk-based capital framework (RBC2), which removes certain negative reserves permitted to be recognised in the full RBC2 regulatory position applicable to the Group's GWS capital position, in order to better reflect free surplus and its generation;

(f)    With-profits business and the treatment of the estate
For the Group's relevant operations, the proportion of surplus allocated to shareholders from the with-profits funds has been based on the applicable profit distribution between shareholders and policyholders. The EEV methodology includes the value attributed to the shareholders' interest in the residual estate of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. As required, adjustments are also made to reflect any capital requirements for with-profits business in excess of the capital resources of the with-profits funds.

(g)   Internal asset management
In line with the EEV Principles, the in-force and new business results from long-term business include the projected future profit or loss from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current period profit from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the expected profit anticipated to arise in the current period in the opening VIF from internal asset management and other services. This deduction is on a basis consistent with that used for projecting the results for covered insurance business. Accordingly, Group operating profit includes the actual profit earned in respect of the management of these assets.

(h)   Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of expected future cash flows are set by reference to risk-free rates plus a risk margin.

The risk-free rates are largely based on local government bond yields at the valuation date and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market.

The risk margin reflects any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the expected future shareholder cash flows for each product group in the embedded value model, rather than at a Group level.

Since financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates exclude the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by the equity risk premium.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product-specific cash flows. These are determined by considering how the profit from each product is affected by changes in expected returns across asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta. This approach contrasts with a top-down approach to market risk where the risks associated with each product are not directly reflected in the valuation basis.

The Group's methodology allows for credit risk in determining the best estimate returns and through the market risk allowance, which covers expected long-term defaults, a credit risk premium (to reflect the volatility in downgrade and default levels) and short-term downgrades and defaults.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. An allowance for non-diversifiable non-market risks is estimated as set out below.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's covered business. For the Group's businesses in less mature markets (such as the Philippines, Thailand and Africa) additional allowances of 250 basis points are applied. The level and application of these allowances are reviewed and updated based on an assessment of the Group's exposure and experience in the markets. For the Group's business in more mature markets, no additional allowance is necessary. At 30 June 2021, the total allowance for non-diversifiable non-market risk is equivalent to a $(3.4) billion (or (8) per cent) reduction to the embedded value of continuing long-term business operations.

(i)   Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency transactions are translated at the spot rate prevailing at the date of the transactions. Foreign currency assets and liabilities have been translated at closing exchange rates. The principal exchange rates are shown in note A1 of the Group IFRS financial statements.

(j)  Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected future cash flows to determine the value of in-force business are calculated using tax rates that have been announced and substantively enacted by the end of the reporting period.

(ii)  Accounting presentation

(a) Analysis of post-tax profit
To the extent applicable, the presentation of the EEV basis profit or loss for the period from continuing operations is consistent with the classification between operating and non-operating results that the Group applies for the analysis of IFRS basis results. Operating results are determined as described in note (b) below and incorporate the following:

-      New business profit, as defined in note (i)(b) above;
-      Expected return on existing business, as described in note (c) below;
-      The impact of routine changes of estimates relating to operating assumptions, as described in note (d) below; and
-      Operating experience variances, as described in note (e) below.

In addition, operating results include the effect of changes in tax legislation, unless these changes are one-off and structural in nature, or primarily affect the level of projected investment returns, in which case they are reflected as a non-operating result.

Non-operating results comprise:

-      Short-term fluctuations in investment returns;
-      Mark-to-market value movements on core structural borrowings;
-      Effect of changes in economic assumptions; and
-      The impact of corporate transactions, if any, undertaken in the period.

Total profit or loss in the period attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(b) Investment returns included in operating profit
For the investment element of the assets covering the total net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rates of return. These expected returns are calculated by reference to the asset mix of the portfolio.

(c) Expected return on existing business
Expected return on existing business comprises the expected unwind of discounting effects on the opening value of in-force business and required capital and the expected return on existing free surplus. The unwind of discount and the expected return on existing free surplus are determined after adjusting for the effect of changes in economic and operating assumptions in the current period on the embedded value at the beginning of the period, for example the unwind of discount on the value of in-force business and required capital is determined after adjusting both the opening value and the risk discount rates for the effect of changes in economic and operating assumptions in the current period.

(d) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force business at the end of the reporting period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force business as operating assumption changes, with the experience variances subsequently being determined by reference to the assumptions at the end of the reporting period, as discussed below.

(e) Operating experience variances
Operating profit includes the effect of experience variances on operating assumptions, such as persistency, mortality, morbidity, expenses and other factors, which are calculated with reference to the assumptions at the end of the reporting period.

(f)  Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related changes in the time value of financial options and guarantees, are recorded in non-operating results.

8    Assumptions

(i)    Principal economic assumptionsnote (a)
The EEV basis results for the Group's covered business are determined using economic assumptions where both the risk discount rates and long-term expected rates of return on investments are set with reference to risk-free rates of return at the end of the reporting period. Both the risk discount rate and expected rates of return are updated at each valuation date to reflect current market risk-free rates, with the effect that changes in market risk-free rates impact all projected future cash flows. The risk-free rates of return are largely based on local government bond yields and are assumed to remain constant throughout the projection, with no trending or mean reversion to longer-term assumptions that cannot be observed in the current market. The risk-free rates of return are shown below for each of the Group's insurance operations. Expected returns on equity and property assets and corporate bonds are derived by adding a risk premium to the risk-free rate based on the Group's long-term view.

As described in note 7(i)(h), risk discount rates are set equal to the risk-free rate at the valuation date plus allowances for market risk and non-diversifiable non-market risks appropriate to the features and risks of the underlying products and markets. Risks that are explicitly allowed for elsewhere in the EEV basis, such as via the cost of capital and the time value of options and guarantees, as set out in note 2(i), are not included in the risk discount rates.

	Risk discount rate %
	New business			In-force business
	2021	2020		2021	2020
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China JV	7.6	7.9	7.7	7.6	7.9	7.7
Hong Kongnote (b)	2.4	1.8	2.0	2.7	2.7	2.1
Indonesia	9.2	10.6	8.9	10.6	10.6	10.0
Malaysia	5.4	5.5	4.4	5.8	5.6	4.9
Philippines	11.2	10.7	10.3	11.2	10.7	10.3
Singapore	3.2	2.5	2.3	3.7	3.0	2.9
Taiwan	3.5	2.8	3.0	2.6	2.4	2.5
Thailand	9.1	9.1	8.5	9.1	9.1	8.5
Vietnam	3.9	4.7	4.3	4.1	5.0	4.5
Total weighted averagenotes (b)(c)	5.2	4.4	4.1	4.2	4.1	3.6

	10-year government bond yield %			Equity return (geometric) %
	2021	2020		2021	2020
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China JV	3.1	2.9	3.2	7.1	7.4	7.2
Hong Kongnote (b)	1.5	0.7	0.9	5.0	3.6	4.4
Indonesia	7.1	7.8	6.5	11.4	12.6	10.8
Malaysia	3.4	3.0	2.6	6.9	7.0	6.1
Philippines	3.9	2.9	3.1	8.2	7.7	7.3
Singapore	1.6	1.0	0.9	5.1	5.0	4.4
Taiwan	0.5	0.5	0.3	4.5	5.0	4.3
Thailand	1.8	1.4	1.3	6.1	6.1	5.5
Vietnam	2.2	3.0	2.6	6.5	7.8	6.8
Total weighted average (new business)notes (b)(c)	2.7	2.1	2.1	6.2	6.0	5.8
Total weighted average (in-force business)notes (b)(c)	2.2	1.8	1.7	5.7	5.4	5.3

Notes
(a)   Expected long-term inflation assumptions range from 1.5 per cent to 5.5 per cent (30 Jun 2020: 1.5 per cent to 5.5 per cent; 31 December 2020: 1.5 per cent to 5.5 per cent).
(b)   For Hong Kong, the assumptions shown are for US dollar denominated business. For other businesses, the assumptions shown are for local currency denominated business.
(c)   Total weighted average assumptions have been determined by weighting each business's assumptions by reference to the EEV basis new business profit and the closing net value of in-force business. The half year 2021 weighted average assumptions include Africa operations following the change in the Group's operating segments in 2021. The changes in the risk discount rates for individual businesses reflect the movements in the local government bond yields, changes in the allowance for market risk (including as a result of changes in asset mix) and changes in product mix.

(ii)   Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of financial options and guarantees as referred to in note 7(i)(d).

-      The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore, Taiwan and Vietnam businesses;
-      The principal asset classes are government bonds, corporate bonds and equity;
-      Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
-      Equity returns are assumed to follow a log-normal distribution;
-      The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
-      The volatility of equity returns ranges from 18 per cent to 35 per cent for all periods; and
-      The volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent for all periods.

(iii)  Operating assumptions
Best estimate assumptions are used for projecting future cash flows, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the time value of financial options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, and reflect expected future experience. When projecting future cash flows for medical reimbursement business that is repriced annually, explicit allowance is made for expected future premium inflation and separately for future medical claims inflation.

Expense assumptions
Expense levels, including those of the service companies that support the Group's long-term business, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. For mature business, it is Prudential's policy not to take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. An allowance is made for short-term required expenses that are not representative of the longer-term expense loadings of the relevant businesses. At 30 June 2021, the allowance held for these costs across the Group was $74 million. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

Expenses comprise costs borne directly and costs recharged/allocated from the Group head office functions in London and Hong Kong that are attributable to the long-term insurance (covered) business. The assumed future expenses for the long-term insurance business allow for amounts expected to be recharged/allocated by the head office functions. Development expenses are allocated to covered business and are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises expenditure of the Group head office functions in London and Hong Kong that is not recharged/allocated to the long-term insurance or asset management operations, primarily for corporate related activities that are charged as incurred, together with restructuring and IFRS 17 implementation costs incurred across the Group.

Tax rates
The assumed long-term effective tax rates for operations reflect the expected incidence of taxable profit or loss in the projected future cash flows as explained in note 7(i)(j). The local standard corporate tax rates applicable are as follows:

%
China JV	25.0
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	2020 and 2021: 22.0; from 2022: 20.0
Malaysia	24.0
Philippines	up to 30 June 2020: 30.0; from 1 July 2020: 25.0
Singapore	17.0
Taiwan	20.0
Thailand	20.0
Vietnam	20.0

9    Insurance new business

	Single premiums			Regular premiums			Annual premium equivalents (APE)			Present value of new business premiums (PVNBP)
	2021 $m	2020 $m		2021 $m	2020 $m		2021 $m	2020 $m		2021 $m	2020 $m
Continuing operations:	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
China JVnote (b)	787	592	1,068	369	260	475	448	319	582	2,038	1,479	2,705
Hong Kong	132	78	184	240	380	741	253	388	758	1,991	2,671	5,095
Indonesia	122	112	226	105	112	244	117	123	267	485	494	1,154
Malaysia	37	45	90	207	118	337	211	123	346	992	688	2,023
Singapore	1,155	420	1,496	264	187	460	379	229	610	2,940	1,695	5,354
Growth markets:
Africanote (c)	7	8	17	65	53	110	66	54	112	144	-	-
Cambodia	-	-	-	7	4	10	7	4	10	30	20	45
Indianote (d)	143	102	225	98	73	154	112	83	177	579	298	902
Laos	-	-	-	-	-	1	-	-	1	1	-	3
Myanmar	-	-	-	1	-	-	1	-	-	1	-	1
Philippines	40	15	49	86	54	134	90	56	139	340	205	528
Taiwan	78	112	201	178	144	367	187	155	387	662	623	1,445
Thailand	75	65	122	92	84	171	99	90	183	406	389	768
Vietnam	20	9	21	111	94	234	113	95	236	771	611	1,564
Total continuing operations	2,596	1,558	3,699	1,823	1,563	3,438	2,083	1,719	3,808	11,380	9,173	21,587

Notes
(a)   The table above is provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profit for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the Group IFRS income statement.
(b)   New business in China JV is included at Prudential's 50 per cent interest in the joint venture.
(c)   Half year 2021 new business includes Africa operations following the change in the Group's operating segments in 2021.
(d)   New business in India is included at Prudential's 22 per cent interest in the associate.

Independent auditor's review report to Prudential plc on the European Embedded Value (EEV) basis supplementary information

Conclusion
We have been engaged by the Company to review the European Embedded Value (EEV) basis supplementary financial information in the Half Year Financial Report for the six months ended 30 June 2021, which comprises the EEV results highlights for continuing operations, the movement in Group EEV shareholders' equity, the movement in Group free surplus and the related explanatory notes including the basis of preparation. The EEV basis supplementary information should be read in conjunction with the condensed set of financial statements in the Half Year Financial Report.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information in the Half Year Financial Report for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ("the EEV Principles"), using the methodology and assumptions set out in the notes to the EEV basis supplementary financial information.

Emphasis of matter - special purpose basis of preparation for the EEV basis supplementary information
We draw attention to the basis of preparation of the EEV basis supplementary information. As explained in the basis of preparation, the EEV basis supplementary information is prepared to provide additional information to users of the condensed set of financial statements in the Half Year Financial Report. As a result, the EEV basis supplementary information may not be suitable for another purpose. Our conclusion is not modified in respect of this matter.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the EEV basis supplementary financial information.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors' responsibilities
The directors are responsible for the preparation of the EEV basis supplementary information in accordance with the European Embedded Value Principles issued by the European Insurance CFO Forum in 2016 ('the EEV Principles') using the methodology and assumptions set out in the notes on the EEV basis results.

Our responsibility
Our responsibility is to express to the Company a conclusion on the EEV basis supplementary financial information in the Half Year Financial Report based on our review.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the Company in accordance with the terms of our engagement to provide a review conclusion to the Company on the EEV basis supplementary financial information. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the Company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Philip Smart
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London
E14 5GL

10 August 2021

Additional EEV financial information*

A   New business schedules from continuing operations

Basis of preparation

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. Insurance products refer to those classified as contracts of long-term insurance business for local regulatory reporting purposes.

The details shown for insurance products include contributions from contracts that are classified under IFRS 4, 'Insurance Contracts', as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS 4, primarily certain unit-linked and similar contracts written in insurance operations.

New business premiums reflect those premiums attaching to covered business, including premiums from contracts designed as investment contracts under IFRS reporting. Regular premium products are shown on an annualised basis.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New business profit has been determined using the EEV methodology set out in our EEV basis results supplement.

In determining the EEV basis value of new business written in the period when policies incept, premiums are included at projected cash flows on the same basis of distinguishing regular and single premium business as set out for local statutory basis reporting.

*    The additional financial information is not covered by the KPMG independent review opinion.

Notes to Schedules A(i) to A(iv)

(1)   Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) to eliminate the impact of exchange translation. The rates below are for US dollars (USD) against local currency.

	Closing rate at period end			Average rate for the period to date
USD : local currency	30 Jun 2021	30 Jun 2020	31 Dec 2020	Half year 2021	Half year 2020	Full year 2020
Chinese yuan (CNY)	6.46	7.07	6.54	6.47	7.03	6.90
Hong Kong dollar (HKD)	7.77	7.75	7.75	7.76	7.76	7.76
Indian rupee (INR)	74.33	75.50	73.07	73.33	74.16	74.12
Indonesian rupiah (IDR)	14,500.00	14,285.00	14,050.00	14,273.32	14,574.24	14,541.70
Malaysian ringgit (MYR)	4.15	4.29	4.02	4.10	4.25	4.20
Singapore dollar (SGD)	1.34	1.40	1.32	1.33	1.40	1.38
Taiwan dollar (TWD)	27.86	29.50	28.10	28.02	30.00	29.44
Thai baht (THB)	32.06	30.87	30.02	30.83	31.62	31.29
UK pound sterling (GBP)	0.72	0.81	0.73	0.72	0.79	0.78
Vietnamese dong (VND)	23,016.00	23,206.00	23,082.50	23,044.83	23,303.21	23,235.84

(2)   Annual premium equivalent (APE) is calculated as the aggregate of regular premiums on business written in the period and one-tenth of single premiums. Present value of new business premiums (PVNBP) are calculated as the aggregate of single premiums and the present value of expected future premiums from regular premium new business, allowing for lapses and the other assumptions applied in determining the EEV new business profit. APE sales are subject to rounding.
(3)   New business in China JV is included at Prudential's 50 per cent interest in the joint venture.
(4)   New business in India is included at Prudential's 22 per cent interest in the associate.
(5)   Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business.
(6)   Investment flows in the period exclude Eastspring Money Market Funds (MMF) gross inflow of $30,981 million (half year 2020: gross inflow of $48,234 million; full year 2020: gross inflow of $76,317 million) and net outflow of $(359) million (half year 2020: net inflow of $29 million; full year 2020: net inflow of $48 million). The flows also exclude any amounts managed by M&G plc, which was demerged from the Group in October 2019.
(7)   Balance sheet figures have been calculated at the closing exchange rates.

Schedule A(i) Insurance new business (AER and CER)

AER	Single premiums			Regular premiums			APEnote (2)			PVNBPnote (2)
	2021 Half year	2020 Half year	+/(-)	2021 Half year	2020 Half year	+/(-)	2021 Half year	2020 Half year	+/(-)	2021 Half year	2020 Half year	+/(-)
Continuing operations	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
China JVnote (3)	787	592	33%	369	260	42%	448	319	40%	2,038	1,479	38%
Hong Kong	132	78	69%	240	380	(37)%	253	388	(35)%	1,991	2,671	(25)%
Indonesia	122	112	9%	105	112	(6)%	117	123	(5)%	485	494	(2)%
Malaysia	37	45	(18)%	207	118	75%	211	123	72%	992	688	44%
Singapore	1,155	420	175%	264	187	41%	379	229	66%	2,940	1,695	73%
Growth markets:
Africa	7	8	(13)%	65	53	23%	66	54	22%	144	-	-
Cambodia	-	-	-	7	4	75%	7	4	75%	30	20	50%
Indianote (4)	143	102	40%	98	73	34%	112	83	35%	579	298	94%
Laos	-	-	-	-	-	-	-	-	-	1	-	-
Myanmar	-	-	-	1	-	-	1	-	-	1	-	-
Philippines	40	15	167%	86	54	59%	90	56	61%	340	205	66%
Taiwan	78	112	(30)%	178	144	24%	187	155	21%	662	623	6%
Thailand	75	65	15%	92	84	10%	99	90	10%	406	389	4%
Vietnam	20	9	122%	111	94	18%	113	95	19%	771	611	26%
Total continuing operations	2,596	1,558	67%	1,823	1,563	17%	2,083	1,719	21%	11,380	9,173	24%

CER	Single premiums			Regular premiums			APEnote(2)			PVNBPnote(2)
	2021 Half year	2020 Half year	+/(-)	2021 Half year	2020 Half year	+/(-)	2021 Half year	2020 Half year	+/(-)	2021 Half year	2020 Half year	+/(-)
Continuing operations	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
China JVnote (3)	787	643	22%	369	283	30%	448	347	29%	2,038	1,608	27%
Hong Kong	132	78	69%	240	380	(37)%	253	388	(35)%	1,991	2,671	(25)%
Indonesia	122	114	7%	105	114	(8)%	117	125	(6)%	485	505	(4)%
Malaysia	37	46	(20)%	207	123	68%	211	127	66%	992	714	39%
Singapore	1,155	441	162%	264	196	35%	379	240	58%	2,940	1,779	65%
Growth markets:
Africa	7	7	-	65	50	30%	66	51	29%	144	-	-
Cambodia	-	-	-	7	4	75%	7	4	75%	30	20	50%
Indianote (4)	143	103	39%	98	74	32%	112	84	33%	579	302	92%
Laos	-	-	-	-	-	-	-	-	-	1	1	-
Myanmar	-	-	-	1	-	-	1	-	-	1	-	-
Philippines	40	16	150%	86	57	51%	90	58	55%	340	215	58%
Taiwan	78	121	(36)%	178	154	16%	187	167	12%	662	666	(1)%
Thailand	75	67	12%	92	85	8%	99	92	8%	406	399	2%
Vietnam	20	10	100%	111	95	17%	113	97	16%	771	618	25%
Total continuing operations	2,596	1,646	58%	1,823	1,615	13%	2,083	1,780	17%	11,380	9,498	20%

Schedule A(ii) Insurance new business APE and PVNBP (AER and CER)

APE	2020 $m AER		2020 $m CER		2021 $m AER
Continuing operations	H1	H2	H1	H2	H1
China JVnote (3)	319	263	347	274	448
Hong Kong	388	370	388	370	253
Indonesia	123	144	125	147	117
Malaysia	123	223	127	228	211
Singapore	229	381	240	391	379
Growth markets:
Africa	54	58	51	57	66
Cambodia	4	6	4	6	7
Indianote (4)	83	94	84	95	112
Laos	-	1	-	1	-
Myanmar	-	-	-	-	1
Philippines	56	83	58	85	90
Taiwan	155	232	167	240	187
Thailand	90	93	92	93	99
Vietnam	95	141	97	141	113
Total insurance operations	1,719	2,089	1,780	2,128	2,083

PVNBP	2020 $m AER		2020 $m CER		2021 $m AER
Continuing operations	H1	H2	H1	H2	H1
China JVnote (3)	1,479	1,226	1,608	1,278	2,038
Hong Kong	2,671	2,424	2,671	2,419	1,991
Indonesia	494	660	505	671	485
Malaysia	688	1,335	714	1,361	992
Singapore	1,695	3,659	1,779	3,763	2,940
Growth markets:
Africa	-	-	-	-	144
Cambodia	20	25	20	25	30
Indianote (4)	298	604	302	610	579
Laos	-	3	1	2	1
Myanmar	-	1	-	1	1
Philippines	205	323	215	328	340
Taiwan	623	822	666	853	662
Thailand	389	379	399	381	406
Vietnam	611	953	618	958	771
Total insurance operations	9,173	12,414	9,498	12,650	11,380

Note
Comparative results for the first half (H1) and second half (H2) of 2020 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year-to-date).

Schedule A(iii) Insurance new business profit and margin (AER and CER)

	2020 AER		2020 CER		2021 AER
Continuing operations:	HY	FY	HY	FY	HY
New business profit ($m)
China JV	127	269	138	288	228
Hong Kong	353	787	353	787	306
Indonesia	68	155	69	158	57
Malaysia	69	209	71	214	113
Singapore	123	341	130	353	215
Growth markets and other	172	440	178	447	257
Total insurance business	912	2,201	939	2,247	1,176

New business margin (NBP as a % of APE)
China JV	40%	46%	40%	46%	51%
Hong Kong	91%	104%	91%	104%	121%
Indonesia	55%	58%	55%	58%	49%
Malaysia	56%	60%	56%	60%	54%
Singapore	54%	56%	54%	56%	57%
Growth markets and other	32%	35%	32%	35%	38%
Total insurance business	53%	58%	53%	57%	56%

New business margin (NBP as a % of PVNBP)
China JV	9%	10%	9%	10%	11%
Hong Kong	13%	15%	13%	15%	15%
Indonesia	14%	13%	14%	13%	12%
Malaysia	10%	10%	10%	10%	11%
Singapore	7%	6%	7%	6%	7%
Growth markets and other	8%	8%	8%	8%	9%
Total insurance business	10%	10%	10%	10%	10%

Schedule A(iv) Investment flows and FUM (AER)

	2020 $m		2021 $m
Eastspring:	H1	H2	H1
Third-party retail:note (5)
Opening FUM	73,644	59,346	66,838
Net flows:note (6)
- Gross Inflows	19,983	17,329	17,491
- Redemptions	(28,009)	(19,931)	(18,281)
	(8,026)	(2,602)	(790)
Other movements	(6,272)	10,094	1,855
Closing FUMnote (7)	59,346	66,838	67,903

Third-party institutional:
Opening FUM	11,024	9,957	13,827
Net flows:
- Gross Inflows	1,621	1,494	1,264
- Redemptions	(1,957)	(502)	(983)
	(336)	992	281
Other movements	(731)	2,878	793
Closing FUMnote (7)	9,957	13,827	14,901

Total third-party closing FUM (excluding MMF and funds held on behalf of M&G plc)	69,303	80,665	82,804

B    Calculation of return on embedded value from continuing operations

Operating return on embedded value is calculated as the annualised EEV operating profit for the period as a percentage of average EEV basis shareholders' equity from continuing operations. The average shareholders' equity for the total continuing operations does not reflect the fact that, post demerger of the US business, the Group will continue to hold 19.7 per cent economic interest in Jackson which will be valued at fair value. This will increase shareholders' equity and hence reduce the total continuing operations return on equity. There will be no change to the amounts shown for total insurance and asset management operations. Half year profits are annualised by multiplying by two.

	2021 $m	2020 $m
	Half year	Half year	Full year
EEV operating profit for the period	1,749	1,540	3,401
Operating profit attributable to non-controlling interests	(14)	(22)	(10)
EEV operating profit, net of non-controlling interests	1,735	1,518	3,391

Shareholders' equity at beginning of period	41,926	38,369	38,369
Shareholders' equity at end of period	43,162	35,399	41,926
Average shareholders' equity	42,544	36,884	40,148
Operating return on average shareholders' equity (%)	8%	8%	8%

New business profit over embedded value is calculated as the annualised EEV new business profit for the period as a percentage of average EEV basis shareholders' equity from insurance and asset management operations.

	Half year 2021	Half year 2020	Full year 2020
New business profit ($ million)*	1,176	912	2,201
Average EEV basis shareholders' equity from insurance and asset management operations ($ million)	44,712	38,328	41,819
New business profit on embedded value (%)	5%	5%	5%
*  New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

Average embedded value has been based on opening and closing EEV basis shareholders' equity from insurance and asset management operations as follows:

	2021 $m	2020 $m
	Half year	Half year	Full year
Shareholders' equity at beginning of period	44,317	39,320	39,320
Shareholders' equity at end of period	45,107	37,336	44,317
Average shareholders' equity	44,712	38,328	41,819

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer